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FOR IMMEDIATE RELEASE

EATON VANCE MUNICIPAL BOND FUND ANNOUNCES

FIRM AND CONDITIONAL TENDER OFFERS

BOSTON, MA, May 6, 2024 - Eaton Vance Municipal Bond Fund (NYSE American: EIM) (the “Fund”) announced that its Board of Trustees (the “Board”) has authorized a cash tender offer for up to 20% of its outstanding common shares at a price per share equal to 98% of the Fund’s net asset value (“NAV”) per share as of the close of regular trading on the New York Stock Exchange (NYSE) on the date the tender offer expires (the “Firm Tender Offer”). The Firm Tender Offer is expected to begin on or about June 7, 2024 and expire at 5:00 P.M. Eastern Time on or about July 9, 2024, unless extended. The pricing date is also expected to be July 9, 2024, unless the Firm Tender Offer is extended.

The Board also authorized the Fund to conduct two conditional cash tender offers to follow the Firm Tender Offer, provided certain conditions are met. Specifically, on the date of the close of the Firm Tender Offer, the Fund will announce via press release the commencement of a four-month period. If, during such period, the Fund’s common shares trade at an average discount to NAV of more than 7.5% (based upon the average of the difference between its volume-weighted average market price and NAV each business day during the period) (“First Trigger Event”), the Fund will conduct an additional tender offer (the “Initial Conditional Tender Offer”) within 20 business days of the date on which the First Trigger Event occurs. The Initial Conditional Tender Offer will be for up to 5% of the Fund’s then-outstanding common shares at 98% of NAV per share as of the close of regular trading on the NYSE on the date the tender offer expires.

The Fund will announce via press release the commencement of a second four-month period, commencing on the first business day after the nine-month anniversary of the commencement of the Firm Tender Offer. If, during such period, the Fund’s common shares trade at an average discount to NAV of more than 7.5% (based upon the average of the difference between its volume-weighted average market price and NAV each business day during the period) (“Second Trigger Event”), the Fund will conduct an additional tender offer (the “Second Conditional Tender Offer” and, collectively with the Firm Tender Offer and the Initial Conditional Tender Offer, the “Tender Offers”) within 20 business days of the date on which the Second Trigger Event occurs. The Second Conditional Tender Offer will be for up to 5% of the Fund’s then-outstanding common shares at 98% of NAV per share as of the close of regular trading on the NYSE on the date the tender offer expires.

Additional terms and conditions of each Tender Offer will be set forth in the Fund’s offering materials filed with the U.S. Securities and Exchange Commission (the “SEC”), which will be distributed to the Fund’s common shareholders, and in additional press releases, as applicable. If the number of common shares tendered in a Tender Offer exceeds the maximum amount of the Tender Offer, the Fund will purchase shares from tendering shareholders on a pro-rata basis (disregarding fractional common shares). Accordingly, there is no assurance that the Fund will purchase all of a shareholder’s common shares tendered in any or all of the Tender Offer(s). The Fund may determine not to accept shares tendered in a Tender Offer under various circumstances, as will be set forth in the offering materials. Further information about the Tender Offers will be announced in future press releases and the Fund’s offering materials.

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About Eaton Vance

Eaton Vance applies in-depth fundamental analysis to the active management of equity, income, alternative and multi-asset strategies. Eaton Vance’s investment teams follow time-tested principles of investing that emphasize ongoing risk management, tax management (where applicable) and the pursuit of consistent long-term returns. The firm’s investment capabilities encompass the global capital markets. Eaton Vance is a part of Morgan Stanley Investment Management, the asset management division of Morgan Stanley.

About the Fund

Except for sales of shares pursuant to a tender offer, common shares of the Fund are available for purchase or sale only through secondary market trading at their current market price. Shares of closed-end funds (such as the Fund) often trade at a discount from their NAV. The market price of Fund shares may vary from NAV based on factors affecting the supply and demand for shares, such as Fund distribution rates relative to similar investments, investors’ expectations for future distribution changes, the clarity of the Fund’s investment strategy and future return expectations, and investors’ confidence in the underlying markets in which the Fund invests. Fund shares are subject to investment risk, including possible loss of principal invested. Fund shares are not FDIC-insured and are not deposits or other obligations of, or guaranteed by, any bank. The Fund is not a complete investment program and you may lose money investing in the Fund. An investment in the Fund may not be appropriate for all investors. Before investing in the Fund, prospective investors should consider carefully the Fund’s investment objective, strategies, risks, charges and expenses.

Important Notice

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. The Fund has not commenced the Firm Tender Offer described in this press release, and the Conditional Tender Offer(s) will not be completed unless the prescribed conditions are met. The Tender Offer(s) will be made only by an offer to purchase, a related letter of transmittal and other documents filed with the SEC as exhibits to a tender offer statement on Schedule TO, with all such documents available on the SEC’s website at www.sec.gov. For each Tender Offer, the Fund will also make available to shareholders without charge the offer to purchase and the letter of transmittal. Shareholders should read these documents carefully, as they will contain important information about the relevant Tender Offer.

This press release is for informational purposes only and is not intended to, and does not, constitute an offer to purchase or sell shares of the Fund. Additional information about the Fund, including performance and portfolio characteristic information, is available at www.eatonvance.com.

Statements in this press release that are not historical facts are forward-looking statements as defined by the U.S. securities laws. You should exercise caution in interpreting and relying on forward-looking statements because they are subject to uncertainties and other factors which are, in some cases, beyond the Fund’s control and could cause actual results to differ materially from those set forth in the forward-looking statements. All forward-looking statements are as of the date of this press release only; the Fund undertakes no obligation to update or review any forward-looking statements.